ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 10, 2024
VIA EDGAR TRANSMISSION
Mr. Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Pure 2x Bull Banks Daily ETF, Defiance Pure 2x Bull Oil & Gas Daily ETF, Defiance Pure 2x Bull Retail Daily ETF, and Defiance Pure 2x Bull Tech Daily ETF (each a “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. O’Connell:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
831	10/17/2022	485APOS	0000894189-22-007597
845	12/22/2022	485BXT	0000894189-22-009182
848	1/12/2023	485BXT	0000894189-23-000204
850	1/24/2023	485BXT	0000894189-23-000380
856	2/22/2023	485BXT	0000894189-23-001269
863	3/13/2023	485BXT	0000894189-23-001964
868	4/11/2023	485BXT	0000894189-23-002574
876	5/10/2023	485BXT	0000894189-23-003638
885	6/8/2023	485BXT	0000894189-23-004140
893	7/5/2023	485BXT	0000894189-23-004627
899	8/3/2023	485BXT	0000894189-23-005382
907	9/1/2023	485BXT	0000894189-23-006849
912	9/29/2023	485BXT	0000894189-23-007359
920	10/27/2023	485BXT	0000894189-23-007901
927	11/22/2023	485BXT	0000894189-23-008519
938	12/21/2023	485BXT	0000894189-23-009147

If you have any additional questions or require further information, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Secretary